Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited

Commission File No. for Registration Statement
on Form F-4 filed by Knightsbridge Shipping Limited: 333-200319

The following is a Form 6-K furnished by Knightsbridge Shipping Limited.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Shipping Limited ("Knightsbridge"), dated March 23, 2015, announcing that in connection with the previously announced merger between Knightsbridge and Golden Ocean Group Limited, its shares have been approved for a secondary listing on the Oslo Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED

By: /s/ Inger M. Klemp
Date: March 23, 2015	Name: Inger M. Klemp
Title: Chief Financial Officer

EXHIBIT 1

APPROVAL OF PROSPECTUS FOR THE SECONDARY LISTING OF KNIGHTSBRIDGE SHIPPING LIMITED ON THE OSLO STOCK EXCHANGE. LISTING APPLICATION APPROVED.

March 23, 2015 – Knightsbridge Shipping Limited ("Knightsbridge") (to be renamed Golden Ocean Group Limited) has announced that, in connection with the previously announced merger between Knightsbridge and Golden Ocean Group Limited ("Golden Ocean"), its shares have been approved today for a secondary listing on the Oslo Stock Exchange, subject to the completion of the merger, registration in the VPS of the consideration shares issued in the merger to meet sections 2.4.7 and 9.2 (2) no. 2 of the Oslo Stock Exchange Listing Rules, and publication of an approved listing prospectus (see below).

As previously announced, Knightsbridge and Golden Ocean will hold special general meetings of shareholders to approve the merger on March 26, 2015.

The Norwegian Financial Supervisory Authority has on March 23, 2015, approved a prospectus dated March 23, 2015 for the secondary listing of Knightsbridge's shares on the Oslo Stock Exchange (the "Listing Prospectus"). The Listing Prospectus will be available on www.goldenocean.no and www.knightsbridgeshipping.com . Copies of the Listing Prospectus may also be obtained by contacting Knightsbridge, c/o Frontline Management AS, tel: +47 23 11 40 00. Shareholders are urged to read the Listing Prospectus carefully because it contains important information on, among other things, the merger, the exchange of Golden Ocean shares for Knightsbridge shares upon consummation of the merger, the merging companies and admission to trading of the shares in the combined company on the Oslo Stock Exchange.

Pending the consummation of the merger, which remains subject to shareholder approval and the satisfaction or waiver of certain other conditions included in the agreements, the following indicative timetable contains important dates relating to the merger and the commencement of trading of the combined company's shares on the Oslo Stock Exchange (subject to change):

•	March 26, 2015: Special General Meetings of Golden Ocean and Knightsbridge to approve, among other things, the merger.

•	March 31, 2015: Last day of trading in Golden Ocean shares inclusive of right to receive Knightsbridge shares as merger consideration.

•	March 31, 2015: Last day of listing of Golden Ocean on the Oslo Stock Exchange.

•	March 31, 2015: Registration of the completion of the merger with the Registrar of Companies in Bermuda (after close of trading on the Oslo Stock Exchange). Golden Ocean is dissolved.

•	March 31, 2015: Change of corporate name of Knightsbridge to Golden Ocean Group Limited becomes effective.

•	April 1, 2015: First day of trading in the shares of the merged company, named Golden Ocean Group Limited, on the Oslo Stock Exchange. The company will trade under its existing ticker "VLCCF" on April 1, 2015.

•	April 7, 2015: First day of trading of Golden Ocean Group Limited under new ticker "GOGL".

•	April 8, 2015: Delivery of Knightsbridge shares to eligible shareholders' accounts at the Norwegian Central Securities Depository (VPS): April 8, 2015

Shareholders of Golden Ocean as of the expiry of March 31, 2015 (cut-off date) as they will appear in Golden Ocean's shareholders register with the VPS as of expiry of April 7, 2015 (record date), will receive 0.13749 consideration share in Knightsbridge for each share they own in Golden Ocean as of expiry of the cut-off date as recorded with the VPS on the record date, rounded down to the nearest whole common share. Knightsbridge will not issue any fractional shares and each holder of a fractional share interest will be paid an amount in cash (without interest). Golden Ocean will be delisted from the Oslo Stock Exchange as a consequence of the merger, and the last day of trading of Golden Ocean shares will be March 31, 2015.

Trading in Knightsbridge (to be renamed Golden Ocean Group Limited) shares on the Oslo Stock Exchange will begin before delivery of the shares to eligible shareholders' VPS accounts. No account-to-account transactions and no transactions with settlement prior to April 8, 2015 will be allowed in this period.

Any changes in the indicative timing of the consummation of the merger and the first day of trading of the shares in Knightsbridge will be published by Golden Ocean and Knightsbridge through the Oslo Stock Exchange information system under the ticker codes "GOGL" and "VLCCF", respectively.

March 23, 2015
Knightsbridge Shipping Limited
Hamilton, Bermuda

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions.  Although Golden Ocean believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Golden Ocean, Golden Ocean cannot assure you that they, or the combined company resulting from the merger, will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Golden Ocean disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Golden Ocean and Knightsbridge, Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge. The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.